

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2012

Via E-mail
Thomas E. D'Ambra, Ph.D.
President and Chief Executive Officer
Albany Molecular Research, Inc.
21 Corporate Circle
Albany, New York 12212-5098

> **Re:** **Albany Molecular Research, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 22, 2011**
> **File No. 333-178718**

Dear Dr. D'Ambra:

We have limited our review of your registration statement to the issue we have addressed in our comment. Please respond to this letter by amending your registration statement as requested. After reviewing your amended registration statement, we may have additional comments.

Incorporation of Documents by Reference, page 17

1. We note that you have not incorporated by reference the Current Report on Form 8-K that you filed on December 22, 2011. Please file an amendment to your registration statement that incorporates this filing by reference.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: Lori M. Henderson, Esq.
Albany Molecular Research, Inc.
21 Corporate Circle
Albany, NY 12212-5098

John M. Mutkowski, Esq.
Thomas S. Levato, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109